UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Alight, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

01626W101

(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 13, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01626W101

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		39,807,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

39,807,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,807,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%
14	TYPE OF REPORTING PERSON

PN

*Includes 8,967,289 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

2

CUSIP No. 01626W101

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		22,190,437
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

22,190,437
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,190,437*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

CO

* Includes 8,967,289 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

3

CUSIP No. 01626W101

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,821,540
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,821,540
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,821,540
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 01626W101

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,189,383
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,189,383
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,189,383
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 01626W101

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,189,383
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,189,383
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,189,383
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 01626W101

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,228,759
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,228,759
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,228,759
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 01626W101

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,228,759
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,228,759
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,228,759
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 01626W101

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,418,142
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,418,142
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,418,142
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. 01626W101

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,157,058
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,157,058
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,157,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. 01626W101

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		39,807,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

39,807,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,807,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%
14	TYPE OF REPORTING PERSON

OO

*Includes 8,967,289 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

11

CUSIP No. 01626W101

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		39,807,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

39,807,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,807,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%
14	TYPE OF REPORTING PERSON

PN

*Includes 8,967,289 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

12

CUSIP No. 01626W101

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		39,807,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

39,807,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,807,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%
14	TYPE OF REPORTING PERSON

OO

*Includes 8,967,289 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

13

CUSIP No. 01626W101

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		39,807,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

39,807,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,807,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%
14	TYPE OF REPORTING PERSON

IN

*Includes 8,967,289 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

14

CUSIP No. 01626W101

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		39,807,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

39,807,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,807,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%
14	TYPE OF REPORTING PERSON

IN

*Includes 8,967,289 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

15

CUSIP No. 01626W101

1	NAME OF REPORTING PERSON

KEITH D. DORSEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

16

CUSIP No. 01626W101

1	NAME OF REPORTING PERSON

MATTHEW C. LEVIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,635
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,635
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,635
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

17

CUSIP No. 01626W101

1	NAME OF REPORTING PERSON

GAVIN T. MOLINELLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

18

CUSIP No. 01626W101

1	NAME OF REPORTING PERSON

CORETHA RUSHING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

19

CUSIP No. 01626W101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Class A Common Stock, par value $0.0001 per share (the “Shares”), of Alight, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4 Overlook Point, Lincolnshire, Illinois 60069.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;
(v)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;
(vi)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;
(vii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;
(viii)	Starboard X Master Fund Ltd, a Cayman Islands exempted company (“Starboard X Master”), with respect to the Shares directly and beneficially owned by it;
(ix)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(x)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(xi)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
20

CUSIP No. 01626W101

(xii)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(xiii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;
(xiv)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;
(xv)	Keith D. Dorsey, as a nominee for the Board of Directors of the Issuer (the “Board”);
(xvi)	Matthew C. Levin, as a nominee for the Board;
(xvii)	Gavin T. Molinelli, as a nominee for the Board; and
(xviii)	Coretha Rushing, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard R LP, Starboard L Master, Starboard L GP, Starboard R GP, Starboard X Master, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP and Mr. Molinelli is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of each of Messrs. Smith and Feld is c/o Starboard Value LP, 201 E Las Olas Boulevard, Suite 1000, Fort Lauderdale, Florida 33301. The officers and directors of Starboard V&O Fund and Starboard X Master and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2. The principal business address of Dr. Dorsey is 81075 Monarchos Circle, La Quinta, California 92253. The principal business address of Mr. Levin is 1702 North Burling Street, Chicago, Illinois 60614. The principal business address of Ms. Rushing is 2221 Peachtree Street, NE, STE D322, Atlanta, Georgia 30309.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard L GP serves as the general partner of Starboard L Master. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. The principal occupation of Dr. Dorsey is serving as a Managing Partner and the U.S. Practice Leader of CEO & Board services at Boyden. The principal occupation of Mr. Levin is serving as the Chief Executive Officer of People2.0. The principal occupation of Mr. Molinelli is serving as a Senior Partner and Co-Portfolio Manager of Starboard Value LP. The principal occupation of Ms. Rushing is serving as a Managing Director and Executive Mentor for The ExCo Group, LLC.

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(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith, Feld, Levin, and Molinelli, Dr. Dorsey and Ms. Rushing are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 13,223,148 Shares beneficially owned by Starboard V&O Fund is approximately $122,003,641, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts for the purchase of 8,967,289 Shares by Starboard V&O Fund is approximately $75,551,725, excluding brokerage commissions. The aggregate purchase price of the 2,821,540 Shares beneficially owned by Starboard S LLC is approximately $25,214,737, excluding brokerage commissions. The aggregate purchase price of the 2,189,383 Shares beneficially owned by Starboard C LP is approximately $19,562,709, excluding brokerage commissions. The aggregate purchase price of the 1,228,759 Shares beneficially owned by Starboard L Master is approximately $10,983,256, excluding brokerage commissions. The aggregate purchase price of the 7,157,058 Shares beneficially owned by Starboard X Master is approximately $64,003,922, excluding brokerage commissions. The aggregate purchase price of the 4,219,823 Shares held in the Starboard Value LP Account is approximately $38,866,102, excluding brokerage commissions.

The Shares beneficially owned by Mr. Levin are held in the Matthew Carl Levin Trust, of which he is the sole trustee, and were purchased in the open market with personal funds. The aggregate purchase price of the 2,635 Shares beneficially owned by Mr. Levin is $24,979, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

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CUSIP No. 01626W101

On February 16, 2024, Starboard V&O Fund (together with its affiliates, “Starboard”) delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of highly qualified director candidates, including Keith D. Dorsey, Matthew C. Levin, Gavin T. Molinelli and Coretha Rushing (collectively, the “Nominees”), for election to the Board at the Issuer’s 2024 annual meeting of stockholders (the “Annual Meeting”). As evidenced by their detailed biographies below, the Nominees have backgrounds spanning human capital management, management consulting, corporate strategy, finance, private equity, restructuring, strategic transformation and public company governance. Starboard carefully selected this highly qualified slate of Nominees who collectively have substantial and highly successful experience in the human capital management sector, including decades of experience as senior executives and directors of well-performing human capital management and consulting companies. Starboard expects that three of the Issuer’s current Board members will be standing for election at the Annual Meeting, and if that remains the case, Starboard has indicated that it would withdraw one of its nominees.

Keith D. Dorsey currently serves as a Managing Partner and the U.S. Practice Leader of CEO & Board services at Boyden, a global executive search firm, since April 2022 and as President and Executive Advisor for Dorsey Management Consulting, an executive advisory and business consulting firm since February 2019. Previously, Dr. Dorsey served as Executive Vice President, Global Head of Sales at Alight Solutions (n/k/a Alight, Inc. (NYSE: ALIT)), a cloud-based human capital technology and services provider, from May 2017 to January 2019; he served in various senior global sales roles at Aon Hewitt, a human capital management services subsidiary of Aon plc (NYSE: AON), a leading professional services firm providing a broad range of risk, retirement, and health solutions, from 2011 to 2017; he served as Vice President, Point Solutions Sales with Hewitt Associates, Inc. (formerly NYSE: HEW), a leader in health, retirement and human capital consulting, and outsourcing services, from 2007 to 2011; and he served in various sales and management roles of increasing responsibility at Paychex, Inc. (NASDAQ: PAYX), a human capital management solutions company, from 1990 to 2007. Prior to that, Dr. Dorsey worked in the insurance industry and served in the U.S. Air Force, a branch of the United States Armed Forces. Previously, Dr. Dorsey served as a director on the board of Vimly Benefit Solutions, Inc., an employee benefits technology and third-party administration company, from January 2022 to January 2024 and he served as a director on the board of Orion Talent, a talent advisory and recruitment company, from May 2019 to December 2021. Dr. Dorsey serves on the City of La Quinta’s Financial Advisory Commission, an advisory commission to the City of La Quinta, California, including as its Chair since August 2023, as its Vice Chair from July 2022 to August 2023, and as Commissioner from July 2021 to July 2022. Dr. Dorsey received his EdD from the University of Southern California, his MBA from Pepperdine University, and his B.S. from Charter Oak State College.

Matthew C. Levin currently serves as the Chief Executive Officer of People2.0, a leading global employer of record (EOR) and agent of record (AOR) services provider, since September 2023. Previously, Mr. Levin served as the President, Chief Executive Officer and a member of the board of directors of Benefitfocus, Inc. (“Benefitfocus”)(formerly NASDAQ: BNFT), a cloud-based software solutions company for health care and benefits administration, from May 2021 until it was acquired by Voya Financial, Inc. (“Voya”)(NYSE: VOYA) in January 2023. Following the acquisition, Mr. Levin continued to serve as Chief Executive Officer of Benefitfocus, as a subsidiary of Voya, until April 2023. Prior to that, Mr. Levin served as Chief Strategy Officer of Automatic Data Processing, Inc. (NASDAQ: ADP), a leading provider of human capital management solutions, from November 2018 until April 2021. Prior to that, he was a Managing Partner of Psilos Group Managers, a growth equity firm where he specialized in technology-enabled services investments, from January 2017 to October/ 2018. Prior to that, Mr. Levin was Executive Vice President and Head of Global Strategy of Aon plc (NYSE: AON), a leading professional services firm providing a broad range of risk, retirement, and health solutions, from August 2011 to December 2016. Prior to Aon plc, Mr. Levin served as Senior Vice President of Corporate Development and Strategy for Hewitt Associates, Inc. (formerly NYSE: HEW), a leader in health, retirement and human capital consulting, and outsourcing services, from 2007 to 2011. He was a core member of the team that led the $4.9 billion merger between Aon Consulting and Hewitt Associates, Inc., creating an industry-leading benefits and human resources solutions firm. Earlier in his career, he served as Senior Vice President of Corporate Development and Strategic Planning for IHS Inc. (formerly NYSE: IHS) and as Vice President, Global Operations Officer for the human capital solutions business at Hudson Highland Group, Inc. (formerly NASDAQ: HHGP). Mr. Levin began his career in the First Scholar Program at First Chicago NBD, now JP Morgan Chase, before serving as a management consultant at Sibson & Company. Since June 2023, Mr. Levin has served on the boards of directors of First Dollar, Inc., a technology company that provides infrastructure for health spending benefits, and Vida Health, Inc., a leading provider of virtual cardiometabolic care services. Previously, he served on the boards of directors of Aircraft Technical Publishers, an information services and software solutions company, from January 2016 to November 2018 and OneDigital Health and Benefits (n/k/a Digital Insurance LLC), a healthcare company, from May 2017 to November 2018. Mr. Levin received an MBA from the University of Chicago Booth School of Business and a B.A. from Northwestern University.

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Gavin T. Molinelli is a Senior Partner and Co-Portfolio Manager of Starboard Value LP, an investment adviser with a focused and fundamental approach to investing primarily in publicly traded U.S. companies. Prior to Starboard Value LP’s formation in 2011, as part of the spin-off, Mr. Molinelli was a Director and an Investment Analyst at Ramius LLC for the funds that comprised the Value and Opportunity investment platform. Prior to joining Ramius LLC in October 2006, Mr. Molinelli was a member of the Technology Investment Banking group at Banc of America Securities LLC. Mr. Molinelli currently serves as Chair of the Board of Directors of Acacia Research Corporation (NASDAQ: ACTG), a company focused on acquiring and operating attractive businesses across the industrial, healthcare, energy, and mature technology sectors to drive value, since October 2022. Mr. Molinelli previously served on the Board of Directors of each of Forest City Realty Trust, Inc. (formerly NYSE: FCEA), a real estate investment trust, from April 2018 until its acquisition by Brookfield Asset Management Inc. (NYSE: BAM) in December 2018, Depomed, Inc. (n/k/a Assertio Therapeutics, Inc. (NASDAQ: ASRT)), a specialty pharmaceutical company, from March 2017 to August 2017 and Wausau Paper Corp. (formerly NYSE: WPP), a then leading provider of away from home towel and tissue products, from July 2014 until it was acquired by SCA Tissue North America LLC in January 2016. Mr. Molinelli also previously served on the Board of Directors of Actel Corporation (formerly NASDAQ: ACTL), a semiconductor company. Mr. Molinelli received a B.A. in Economics from Washington and Lee University.

Coretha Rushing currently serves as Managing Director and Executive Mentor for The ExCo Group, LLC (formerly Merryck & Co. Americas, LLC), a global executive coaching and mentoring firm, since February 2020 and as the President of CR Consulting Alliance, LLC, a human resource consulting firm, since November 2019. Previously, Ms. Rushing served as Corporate Vice President and Chief Human Resources Officer for Equifax Inc. (NYSE: EFX), a consumer credit reporting agency, from May 2006 to January 2020. Ms. Rushing also served in various roles of increasing responsibility at The Coca-Cola Company (NYSE: KO), a multinational beverage corporation, from 1996 to 2004, including as Senior Vice President, Chief Human Resources Officer. She also served in human resources positions of increasing responsibility at International Business Machines Corporation (NYSE: IBM), an international business solutions company and PepsiCo, Inc. (NASDAQ: PEP), a global food and beverage company. Ms. Rushing has served on the Boards of Directors of ThredUp Inc. (NASDAQ: TDUP), an online resale platform, since January 2022 and 2U, Inc. (NASDAQ: TWOU), an educational technology company, since April 2016. Previously, she served on the Board of Directors of Benefitfocus, Inc. (formerly NASDAQ: BNFT), a cloud-based software solutions company for health care and benefits administration, from March 2021 until it was acquired by Voya Financial, Inc. (NYSE: VOYA) in January 2023. Ms. Rushing also previously served on the Board of Directors of The Society for Human Resource Management, including most recently as Chair and then Chair Emeritus, from May 2016 to December 2019. Ms. Rushing currently serves as an external member of the Board of Directors of Spencer Stuart, a global search firm and professional services firm, since February 2021, and as a member of the Board of Directors of the Big Brothers and Big Sisters of Atlanta, from April 2009 to June 2012, where she chaired the Fundraising and Development Committee responsible for financing their new facility. Ms. Rushing received her Masters of Education in Human Resources and Counseling from The George Washington University and a B.S. from East Carolina University.

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Starboard intends to engage in discussions with management and the Board of the Issuer regarding Board representation and the composition of the Issuer’s Board, generally.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 510,900,000 Shares outstanding, as of December 31, 2023, which is the total number of Shares outstanding as reported in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2024.

A.	Starboard V&O Fund
(a)	As of the close of business on February 21, 2024, Starboard V&O Fund beneficially owned 22,190,437 Shares, including 8,967,289 Shares underlying certain forward purchase contracts.

Percentage: Approximately 4.3%

(b)	1. Sole power to vote or direct vote: 22,190,437
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 22,190,437
4. Shared power to dispose or direct the disposition: 0

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(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on February 21, 2024, Starboard S LLC beneficially owned 2,821,540 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,821,540
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,821,540
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on February 21, 2024, Starboard C LP beneficially owned 2,189,383 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,189,383
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,189,383
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
D.	Starboard R LP
(a)	As the general partner of Starboard C LP, Starboard R LP may be deemed the beneficial owner of the 2,189,383 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,189,383
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,189,383
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
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E.	Starboard L Master
(a)	As of the close of business on February 21, 2024, Starboard L Master beneficially owned 1,228,759 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,228,759
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,228,759
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
F.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 1,228,759 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,228,759
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,228,759
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
G.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 2,189,383 Shares owned by Starboard C LP and (ii) 1,228,759 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,418,142
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,418,142
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
H.	Starboard X Master
(a)	As of the close of business on February 21, 2024, Starboard X Master beneficially owned 7,157,058 Shares.

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Percentage: Approximately 1.4%

(b)	1. Sole power to vote or direct vote: 7,157,058
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,157,058
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
I.	Starboard Value LP
(a)	As of the close of business on February 21, 2024, 4,219,823 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 22,190,437 Shares owned by Starboard V&O Fund, (ii) 2,821,540 Shares owned by Starboard S LLC, (iii) 2,189,383 Shares owned by Starboard C LP, (iv) 1,228,759 Shares owned by Starboard L Master, (v) 7,157,058 Shares owned by Starboard X Master and (vi) 4,219,823 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.8%

(b)	1. Sole power to vote or direct vote: 39,807,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 39,807,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
J.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 22,190,437 Shares owned by Starboard V&O Fund, (ii) 2,821,540 Shares owned by Starboard S LLC, (iii) 2,189,383 Shares owned by Starboard C LP, (iv) 1,228,759 Shares owned by Starboard L Master, (v) 7,157,058 Shares owned by Starboard X Master and (vi) 4,219,823 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.8%

(b)	1. Sole power to vote or direct vote: 39,807,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 39,807,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
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K.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 22,190,437 Shares owned by Starboard V&O Fund, (ii) 2,821,540 Shares owned by Starboard S LLC, (iii) 2,189,383 Shares owned by Starboard C LP, (iv) 1,228,759 Shares owned by Starboard L Master, (v) 7,157,058 Shares owned by Starboard X Master and (vi) 254,062 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.8%

(b)	1. Sole power to vote or direct vote: 39,807,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 39,807,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
L.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of (i) 22,190,437 Shares owned by Starboard V&O Fund, (ii) 2,821,540 Shares owned by Starboard S LLC, (iii) 2,189,383 Shares owned by Starboard C LP, (iv) 1,228,759 Shares owned by Starboard L Master, (v) 7,157,058 Shares owned by Starboard X Master and (vi) 4,219,823 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.8%

(b)	1. Sole power to vote or direct vote: 39,807,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 39,807,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
M.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 22,190,437 Shares owned by Starboard V&O Fund, (ii) 2,821,540 Shares owned by Starboard S LLC, (iii) 2,189,383 Shares owned by Starboard C LP, (iv) 1,228,759 Shares owned by Starboard L Master, (v) 7,157,058 Shares owned by Starboard X Master and (vi) 4,219,823 Shares held in the Starboard Value LP Account.

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Percentage: Approximately 7.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 39,807,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 39,807,000

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
N.	Dr. Dorsey
(a)	As of the close of business on February 21, 2024, Dr. Dorsey did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Dr. Dorsey has not entered into any transactions in the Shares during the past sixty days.
O.	Mr. Levin
(a)	As of the close of business on February 21, 2024, Mr. Levin beneficially owned 2,635 Shares held directly by the Matthew Carl Levin Trust, of which he is the sole trustee.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,635 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 2,635 4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Mr. Levin during the past sixty days is set forth in Schedule B and is incorporated herein by reference.
P.	Mr. Molinelli
(a)	As of the close of business on February 21, 2024, Mr. Molinelli did not own any Shares.

Percentage: 0%

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(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Molinelli has not entered into any transactions in the Shares during the past sixty days.
Q.	Ms. Rushing
(a)	As of the close of business on February 21, 2024, Ms. Rushing did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Rushing has not entered into any transactions in the Shares during the past sixty days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 16, 2024, the Reporting Persons entered into a Group Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”), (c) each of the Nominees (other than Mr. Molinelli) agreed that he or she will not undertake or effect any purchase, sale, acquisition or disposition of any securities of the Issuer without the prior written consent of Starboard and (d) Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard Value LP through the Starboard Value Account agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Starboard has signed separate letter agreements (the “Indemnification Letter Agreements”) with each of the Nominees (other than Mr. Molinelli) pursuant to which it and its affiliates have agreed to indemnify such Nominees against certain claims arising from the Solicitation and any related transactions. A form of the Indemnification Letter Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

31

CUSIP No. 01626W101

Starboard has signed compensation letter agreements (the “Compensation Letter Agreements”) with each of the Nominees (other than Mr. Molinelli), pursuant to which it has agreed to pay each of such Nominees: (i) $25,000 in cash as a result of the submission by Starboard of its nomination of such Nominee to the Issuer and (ii) $25,000 in cash upon the filing by Starboard of a definitive proxy statement with the SEC relating to the Solicitation. Pursuant to the Compensation Letter Agreements, each of such Nominees has agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the “Nominee Shares”), subject to Starboard’s right to waive the requirement to purchase the Nominee Shares. Pursuant to the Compensation Letter Agreements, each of such Nominees has agreed not to sell, transfer or otherwise dispose of any Nominee Shares until the earliest to occur of (i) the Issuer’s appointment or nomination of such Nominee as a director of the Issuer, (ii) the date of any agreement with the Issuer in furtherance of such Nominee’s nomination or appointment as a director of the Issuer, (iii) Starboard’s withdrawal of its nomination of such Nominee for election as a director of the Issuer, and (iv) the date of the Annual Meeting; provided, however, in the event that the Issuer enters into a business combination with a third party, each of such Nominees, may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination. A form of the Compensation Letter Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Starboard V&O Fund entered into forward purchase contracts with UBS as the counterparty providing for the purchase of an aggregate of 8,967,289 Shares (each a “UBS Forward Contract” and collectively, the “UBS Forward Contracts”). Each of the UBS Forward Contracts has a final valuation date of June 9, 2025, however, Starboard V&O Fund has the ability to elect early settlement after serving notice to the counterparty of such intention at least two scheduled trading days in advance of the desired early final valuation date. Each of the UBS Forward Contracts provides for physical settlement. Until the settlement date, none of the UBS Forward Contracts give Starboard V&O Fund voting or dispositive control over the Shares to which such contracts relate.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Group Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld, Keith D. Dorsey, Matthew C. Levin, Gavin T. Molinelli and Coretha Rushing, dated February 16, 2024.
99.2	Form of Indemnification Letter Agreement.
99.3	Form of Compensation Letter Agreement.
99.4	Powers of Attorney.

32

CUSIP No. 01626W101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2024

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC

By: Starboard Value LP,

its manager

STARBOARD VALUE AND OPPORTUNITY C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP,

its general partner

STARBOARD VALUE L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld, Gavin T. Molinelli, Keith D. Dorsey, Matthew C. Levin and Coretha Rushing

33

CUSIP No. 01626W101

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd and Starboard X Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Buckingham Square 2nd Floor 720A West Bay Road Grand Cayman Cayman Islands, KY1-1001	Canada

Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	Starboard Value LP 201 E Las Olas Boulevard, Suite 1000, Fort Lauderdale, Florida 33301	United States of America

Alaina Danley Director	Managing Director of Waystone Governance Ltd.	Waystone Governance Ltd. Suite 5B201, 2nd Floor One Nexus Way P.O. Box 2587 Grand Cayman Cayman Islands, KY1-1103	Cayman Islands

CUSIP No. 01626W101

SCHEDULE B

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	553,000	8.1800	01/02/2024
Purchase of Common Stock	553,000	8.1800	01/02/2024
Purchase of Common Stock	12,954	8.2350	01/04/2024
Purchase of Common Stock	12,954	8.2350	01/04/2024
Purchase of Common Stock	31,839	8.2194	01/04/2024
Purchase of Common Stock	31,839	8.2194	01/04/2024
Purchase of Common Stock	20,738	8.2985	01/04/2024
Purchase of Common Stock	20,737	8.2985	01/04/2024
Purchase of Common Stock	276,500	8.7490	01/05/2024
Purchase of Common Stock	276,500	8.7490	01/05/2024
Purchase of Common Stock	27,899	8.7500	01/05/2024
Purchase of Common Stock	27,899	8.7500	01/05/2024
Purchase of Common Stock	28	8.7600	01/05/2024
Purchase of Common Stock	28	8.7600	01/05/2024
Purchase of Common Stock	138,250	8.6363	01/05/2024
Purchase of Common Stock	138,250	8.6363	01/05/2024
Purchase of Common Stock	110,600	8.8198	01/08/2024
Purchase of Common Stock	110,600	8.8198	01/08/2024
Purchase of Common Stock	414,750	8.4600	01/08/2024
Purchase of Common Stock	414,750	8.4600	01/08/2024
Purchase of Common Stock	96,775	8.6468	01/09/2024
Purchase of Common Stock	96,775	8.6468	01/09/2024
Purchase of Common Stock	138,250	8.6643	01/09/2024
Purchase of Common Stock	138,250	8.6643	01/09/2024
Purchase of Common Stock	69,125	8.6000	01/10/2024
Purchase of Common Stock	69,125	8.6000	01/10/2024
Purchase of Common Stock	17,136	8.5968	01/10/2024
Purchase of Common Stock	17,136	8.5968	01/10/2024
Purchase of Common Stock	12,305	8.6008	01/10/2024
Purchase of Common Stock	12,305	8.6008	01/10/2024
Purchase of Common Stock	145	8.7400	01/10/2024
Purchase of Common Stock	144	8.7400	01/10/2024
Purchase of Common Stock	138,250	8.5988	01/10/2024
Purchase of Common Stock	138,250	8.5988	01/10/2024
Purchase of Common Stock	138,250	8.5083	01/11/2024
Purchase of Common Stock	138,250	8.5083	01/11/2024
Purchase of Common Stock	99,817	8.3786	01/12/2024
Purchase of Common Stock	99,816	8.3786	01/12/2024
Purchase of Common Stock	553,000	8.3500	01/12/2024
Purchase of Common Stock	553,000	8.3500	01/12/2024
Sale of Common Stock	(276,500)	8.2010	01/16/2024
Sale of Common Stock	(276,500)	8.1962	01/16/2024
Sale of Common Stock	(276,500)	8.1951	01/16/2024
Sale of Common Stock	(276,500)	8.1981	01/16/2024
Purchase of Common Stock	69,125	8.2183	01/16/2024
Purchase of Common Stock	69,125	8.2183	01/16/2024
Purchase of Common Stock	359,450	8.2200	01/16/2024
Purchase of Common Stock	359,450	8.2200	01/16/2024
Purchase of Forward Contract	1,106,000	8.2011	01/16/2024
Sale of Common Stock	(276,500)	8.2232	01/17/2024
Sale of Common Stock	(276,500)	8.2222	01/17/2024
Sale of Common Stock	(276,500)	8.2206	01/17/2024
Sale of Common Stock	(276,500)	8.2227	01/17/2024
Purchase of Common Stock	41,475	8.2309	01/17/2024
Purchase of Common Stock	41,475	8.2309	01/17/2024
Purchase of Common Stock	48,388	8.1939	01/17/2024
Purchase of Common Stock	48,387	8.1939	01/17/2024
Purchase of Forward Contract	1,106,000	8.2251	01/17/2024
Sale of Common Stock	(276,500)	8.1523	01/18/2024
Sale of Common Stock	(276,500)	8.1503	01/18/2024
Sale of Common Stock	(276,500)	8.1526	01/18/2024
Sale of Common Stock	(276,500)	8.1444	01/18/2024
Purchase of Forward Contract	1,106,000	8.1556	01/18/2024
Purchase of Common Stock	276,500	8.7500	01/22/2024
Purchase of Common Stock	276,500	8.7500	01/22/2024
Sale of Common Stock	(276,500)	9.0400	01/23/2024
Sale of Common Stock	(276,500)	9.0393	01/23/2024
Sale of Common Stock	(276,500)	9.0391	01/23/2024
Purchase of Common Stock	69,125	8.9985	01/23/2024
Purchase of Common Stock	69,125	8.9985	01/23/2024
Purchase of Common Stock	55,300	9.0150	01/23/2024
Purchase of Common Stock	55,300	9.0150	01/23/2024
Purchase of Forward Contract	829,500	9.0452	01/23/2024
Sale of Common Stock	(276,500)	9.0589	01/24/2024
Sale of Common Stock	(276,500)	9.0528	01/24/2024
Sale of Common Stock	(276,500)	9.0585	01/24/2024
Purchase of Common Stock	55,300	9.1081	01/24/2024
Purchase of Common Stock	55,300	9.1081	01/24/2024
Purchase of Common Stock	82,950	9.0059	01/24/2024
Purchase of Common Stock	82,950	9.0059	01/24/2024
Purchase of Forward Contract	829,500	9.0638	01/24/2024
Sale of Common Stock	(276,500)	9.0115	01/25/2024
Sale of Common Stock	(276,500)	9.0092	01/25/2024
Sale of Common Stock	(276,500)	9.0095	01/25/2024
Purchase of Forward Contract	829,500	9.0148	01/25/2024
Sale of Common Stock	(276,500)	9.0606	01/26/2024
Purchase of Common Stock	138,250	9.0532	01/26/2024
Purchase of Common Stock	138,250	9.0532	01/26/2024
Purchase of Forward Contract	276,500	9.0642	01/26/2024
Sale of Common Stock	(276,500)	9.0029	01/29/2024
Sale of Common Stock	(276,500)	9.0021	01/29/2024
Sale of Common Stock	(276,500)	9.0018	01/29/2024
Purchase of Forward Contract	829,500	9.0080	01/29/2024
Sale of Common Stock	(553,001)	8.9895	01/31/2024
Sale of Common Stock	(276,500)	8.9884	01/31/2024
Purchase of Common Stock	5,323	9.0696	01/31/2024
Purchase of Common Stock	5,323	9.0696	01/31/2024
Purchase of Common Stock	207	9.0600	01/31/2024
Purchase of Common Stock	207	9.0600	01/31/2024
Purchase of Common Stock	193,550	8.9703	01/31/2024
Purchase of Common Stock	193,550	8.9703	01/31/2024
Purchase of Common Stock	55,300	8.9300	01/31/2024
Purchase of Common Stock	55,300	8.9300	01/31/2024
Purchase of Forward Contract	829,501	8.9936	01/31/2024
Sale of Common Stock	(160,977)	8.9585	02/01/2024
Sale of Common Stock	(115,523)	8.9585	02/01/2024
Sale of Common Stock	(160,977)	8.9569	02/01/2024
Sale of Common Stock	(115,523)	8.9569	02/01/2024
Sale of Common Stock	(160,976)	8.9594	02/01/2024
Sale of Common Stock	(115,524)	8.9594	02/01/2024
Purchase of Common Stock	55,600	8.9013	02/01/2024
Purchase of Common Stock	55,600	8.9013	02/01/2024
Purchase of Forward Contract	829,500	8.9663	02/01/2024
Purchase of Common Stock	111,200	8.9913	02/05/2024
Purchase of Common Stock	111,200	8.9913	02/05/2024
Purchase of Common Stock	4,631	8.9984	02/06/2024
Purchase of Common Stock	4,631	8.9984	02/06/2024
Purchase of Common Stock	84,790	8.9994	02/07/2024
Purchase of Common Stock	84,790	8.9994	02/07/2024
Purchase of Common Stock	95	9.0000	02/07/2024
Purchase of Common Stock	95	9.0000	02/07/2024
Purchase of Common Stock	139	8.9729	02/08/2024
Purchase of Common Stock	139	8.9729	02/08/2024
Purchase of Common Stock	29,707	9.2014	02/08/2024
Purchase of Common Stock	29,707	9.2014	02/08/2024
Purchase of Common Stock	120,552	9.1822	02/08/2024
Purchase of Common Stock	120,552	9.1822	02/08/2024
Sale of Common Stock	(161,664)	9.1180	02/08/2024
Sale of Common Stock	(338,595)	9.1180	02/08/2024
Purchase of Forward Contract	500,259	9.1244	02/08/2024
Purchase of Common Stock	278,000	9.2550	02/09/2024
Purchase of Common Stock	278,000	9.2550	02/09/2024
Purchase of Common Stock	21,128	9.2243	02/09/2024
Purchase of Common Stock	21,128	9.2243	02/09/2024
Purchase of Common Stock	4,365	9.4150	02/12/2024
Purchase of Common St	4,364	9.4150	02/12/2024
Purchase of Common Stock	264,100	9.4617	02/12/2024
Purchase of Common St	264,100	9.4617	02/12/2024
Purchase of Common Stock	83,206	9.4450	02/12/2024
Purchase of Common St	83,205	9.4450	02/12/2024
Sale of Common Stock	(163,201)	9.4305	02/12/2024
Sale of Common Stock	(114,796)	9.4305	02/12/2024
Sale of Common Stock	(163,201)	9.4300	02/12/2024
Sale of Common Stock	(114,796)	9.4300	02/12/2024
Sale of Common Stock	(163,200)	9.4306	02/12/2024
Sale of Common Stock	(114,795)	9.4306	02/12/2024
Purchase of Forward Contract	833,989	9.4347	02/12/2024
Purchase of Common Stock	69,500	9.2500	02/13/2024
Purchase of Common Stock	69,500	9.2500	02/13/2024
Purchase of Common Stock	556,000	9.3058	02/13/2024
Purchase of Common Stock	556,000	9.3058	02/13/2024
Purchase of Common Stock	82,141	9.2636	02/13/2024
Purchase of Common Stock	82,141	9.2636	02/13/2024
Purchase of Common Stock	147	9.3471	02/13/2024
Purchase of Common Stock	147	9.3471	02/13/2024
Exercise of Forward Contract	6,587,749	9.1196	02/14/2024
Purchase of Common Stock	55,600	9.4598	02/14/2024
Purchase of Common Stock	55,600	9.4598	02/14/2024
Purchase of Common Stock	139,000	9.4527	02/14/2024
Purchase of Common Stock	139,000	9.4527	02/14/2024
Purchase of Common Stock	69,500	9.4491	02/14/2024
Purchase of Common Stock	69,500	9.4491	02/14/2024
Purchase of Common Stock	278,000	9.5910	02/16/2024
Purchase of Common Stock	278,000	9.5910	02/16/2024
Purchase of Common Stock	69,500	9.5978	02/16/2024
Purchase of Common Stock	69,500	9.5978	02/16/2024
Purchase of Common Stock	16,024	9.6150	02/16/2024
Purchase of Common Stock	16,024	9.6150	02/16/2024
Purchase of Common Stock	57,564	9.5618	02/16/2024
Purchase of Common Stock	57,564	9.5618	02/16/2024
Purchase of Common Stock	69,500	9.5109	02/20/2024
Purchase of Common Stock	69,500	9.5109	02/20/2024
Purchase of Common Stock	139,000	9.4886	02/20/2024
Purchase of Common Stock	139,000	9.4886	02/20/2024
Purchase of Common Stock	55,600	9.5666	02/20/2024
Purchase of Common Stock	55,600	9.5666	02/20/2024
Purchase of Common Stock	305,800	9.4457	02/20/2024
Purchase of Common Stock	305,800	9.4457	02/20/2024
Purchase of Common Stock	194,600	9.4756	02/20/2024
Purchase of Common Stock	194,600	9.4756	02/20/2024
Purchase of Common Stock	258	9.4715	02/20/2024
Purchase of Common Stock	258	9.4715	02/20/2024
Purchase of Common Stock	37,632	9.4755	02/20/2024
Purchase of Common Stock	37,632	9.4755	02/20/2024
Purchase of Common Stock	157,904	9.5683	02/20/2024
Purchase of Common Stock	157,904	9.5683	02/20/2024
Purchase of Forward Contract	2,900,000	9.0083	02/21/2024
Purchase of Common Stock	139,000	8.7416	02/21/2024
Purchase of Common Stock	139,000	8.7416	02/21/2024
Purchase of Common Stock	69,500	8.7715	02/21/2024
Purchase of Common Stock	69,500	8.7715	02/21/2024
Purchase of Common Stock	97,300	8.8836	02/21/2024
Purchase of Common Stock	97,300	8.8836	02/21/2024
Purchase of Common Stock	69,500	8.9107	02/21/2024
Purchase of Common Stock	69,500	8.9107	02/21/2024
Purchase of Common Stock	70,195	8.7480	02/21/2024
Purchase of Common Stock	70,195	8.7480	02/21/2024
Purchase of Common Stock	110,505	8.7575	02/21/2024
Purchase of Common Stock	110,505	8.7575	02/21/2024
Purchase of Common Stock	2,587	9.0833	02/21/2024
Purchase of Common Stock	1,403	9.1970	02/21/2024
Purchase of Common Stock	508	9.2956	02/21/2024
Purchase of Common Stock	3,382	9.0083	02/21/2024

CUSIP No. 01626W101

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Common Stock	142,000	8.1800	01/02/2024
Purchase of Common Stock	3,326	8.2350	01/04/2024
Purchase of Common Stock	8,176	8.2194	01/04/2024
Purchase of Common Stock	5,325	8.2985	01/04/2024
Purchase of Common Stock	71,000	8.7490	01/05/2024
Purchase of Common Stock	7,164	8.7500	01/05/2024
Purchase of Common Stock	7	8.7600	01/05/2024
Purchase of Common Stock	35,500	8.6363	01/05/2024
Purchase of Common Stock	28,400	8.8198	01/08/2024
Purchase of Common Stock	106,500	8.4600	01/08/2024
Purchase of Common Stock	24,850	8.6468	01/09/2024
Purchase of Common Stock	35,500	8.6643	01/09/2024
Purchase of Common Stock	17,750	8.6000	01/10/2024
Purchase of Common Stock	4,400	8.5968	01/10/2024
Purchase of Common Stock	3,160	8.6008	01/10/2024
Purchase of Common Stock	37	8.7400	01/10/2024
Purchase of Common Stock	35,500	8.5988	01/10/2024
Purchase of Common Stock	35,500	8.5083	01/11/2024
Purchase of Common Stock	25,631	8.3786	01/12/2024
Purchase of Common Stock	142,000	8.3500	01/12/2024
Sale of Common Stock	(35,500)	8.2010	01/16/2024
Sale of Common Stock	(35,500)	8.1962	01/16/2024
Sale of Common Stock	(35,500)	8.1951	01/16/2024
Sale of Common Stock	(35,500)	8.1981	01/16/2024
Purchase of Common Stock	17,750	8.2183	01/16/2024
Purchase of Common Stock	92,300	8.2200	01/16/2024
Purchase of Forward Contract	142,000	8.2011	01/16/2024
Sale of Common Stock	(35,500)	8.2232	01/17/2024
Sale of Common Stock	(35,500)	8.2222	01/17/2024
Sale of Common Stock	(35,500)	8.2206	01/17/2024
Sale of Common Stock	(35,500)	8.2227	01/17/2024
Purchase of Common Stock	10,650	8.2309	01/17/2024
Purchase of Common Stock	12,425	8.1939	01/17/2024
Purchase of Forward Contract	142,000	8.2251	01/17/2024
Sale of Common Stock	(35,500)	8.1523	01/18/2024
Sale of Common Stock	(35,500)	8.1503	01/18/2024
Sale of Common Stock	(35,500)	8.1526	01/18/2024
Sale of Common Stock	(35,500)	8.1444	01/18/2024
Purchase of Forward Contract	142,000	8.1556	01/18/2024
Purchase of Common Stock	71,000	8.7500	01/22/2024
Sale of Common Stock	(35,500)	9.0400	01/23/2024
Sale of Common Stock	(35,500)	9.0393	01/23/2024
Sale of Common Stock	(35,500)	9.0391	01/23/2024
Purchase of Common Stock	17,750	8.9985	01/23/2024
Purchase of Common Stock	14,200	9.0150	01/23/2024
Purchase of Forward Contract	106,500	9.0452	01/23/2024
Sale of Common Stock	(35,500)	9.0589	01/24/2024
Sale of Common Stock	(35,500)	9.0528	01/24/2024
Sale of Common Stock	(35,500)	9.0585	01/24/2024
Purchase of Common Stock	14,200	9.1081	01/24/2024
Purchase of Common Stock	21,300	9.0059	01/24/2024
Purchase of Forward Contract	106,500	9.0638	01/24/2024
Sale of Common Stock	(35,500)	9.0115	01/25/2024
Sale of Common Stock	(35,500)	9.0092	01/25/2024
Sale of Common Stock	(35,500)	9.0095	01/25/2024
Purchase of Forward Contract	106,500	9.0148	01/25/2024
Sale of Common Stock	(35,500)	9.0606	01/26/2024
Purchase of Common Stock	35,500	9.0532	01/26/2024
Purchase of Forward Contract	35,500	9.0642	01/26/2024
Sale of Common Stock	(35,500)	9.0029	01/29/2024
Sale of Common Stock	(35,500)	9.0021	01/29/2024
Sale of Common Stock	(35,500)	9.0018	01/29/2024
Purchase of Forward Contract	106,500	9.0080	01/29/2024
Sale of Common Stock	(71,000)	8.9895	01/31/2024
Sale of Common Stock	(35,500)	8.9884	01/31/2024
Purchase of Common Stock	1,367	9.0696	01/31/2024
Purchase of Common Stock	53	9.0600	01/31/2024
Purchase of Common Stock	49,700	8.9703	01/31/2024
Purchase of Common Stock	14,200	8.9300	01/31/2024
Purchase of Forward Contract	106,500	8.9936	01/31/2024
Sale of Common Stock	(35,500)	8.9585	02/01/2024
Sale of Common Stock	(35,500)	8.9569	02/01/2024
Sale of Common Stock	(35,500)	8.9594	02/01/2024
Purchase of Common Stock	14,200	8.9013	02/01/2024
Purchase of Forward Contract	106,500	8.9663	02/01/2024
Purchase of Common Stock	28,400	8.9913	02/05/2024
Purchase of Common Stock	1,183	8.9984	02/06/2024
Purchase of Common Stock	21,655	8.9994	02/07/2024
Purchase of Common Stock	24	9.0000	02/07/2024
Purchase of Common Stock	36	8.9729	02/08/2024
Purchase of Common Stock	7,587	9.2014	02/08/2024
Purchase of Common Stock	30,788	9.1822	02/08/2024
Sale of Common Stock	(63,900)	9.1180	02/08/2024
Purchase of Forward Contract	63,900	9.1244	02/08/2024
Purchase of Common Stock	71,000	9.2550	02/09/2024
Purchase of Common Stock	5,396	9.2243	02/09/2024
Purchase of Common Stock	1,115	9.4150	02/12/2024
Purchase of Common Stock	67,450	9.4617	02/12/2024
Purchase of Common Stock	21,250	9.4450	02/12/2024
Sale of Common Stock	(35,500)	9.4305	02/12/2024
Sale of Common Stock	(35,500)	9.4300	02/12/2024
Sale of Common Stock	(35,500)	9.4306	02/12/2024
Purchase of Forward Contract	106,500	9.4347	02/12/2024
Purchase of Common Stock	17,750	9.2500	02/13/2024
Purchase of Common Stock	142,000	9.3058	02/13/2024
Purchase of Common Stock	20,978	9.2636	02/13/2024
Purchase of Common Stock	38	9.3471	02/13/2024
Exercise of Forward Contract	758,990	8.2235	02/14/2024
Exercise of Forward Contract	844,900	9.1193	02/14/2024
Purchase of Common Stock	14,200	9.4598	02/14/2024
Purchase of Common Stock	35,500	9.4527	02/14/2024
Purchase of Common Stock	17,750	9.4491	02/14/2024
Purchase of Common Stock	71,000	9.5910	02/16/2024
Purchase of Common Stock	17,750	9.5978	02/16/2024
Purchase of Common Stock	4,093	9.6150	02/16/2024
Purchase of Common Stock	14,701	9.5618	02/16/2024
Purchase of Common Stock	17,750	9.5109	02/20/2024
Purchase of Common Stock	35,500	9.4886	02/20/2024
Purchase of Common Stock	14,200	9.5666	02/20/2024
Purchase of Common Stock	78,100	9.4457	02/20/2024
Purchase of Common Stock	49,700	9.4756	02/20/2024
Purchase of Common Stock	66	9.4715	02/20/2024
Purchase of Common Stock	9,611	9.4755	02/20/2024
Purchase of Common Stock	40,328	9.5683	02/20/2024
Purchase of Common Stock	35,500	8.7416	02/21/2024
Purchase of Common Stock	17,750	8.7715	02/21/2024
Purchase of Common Stock	24,850	8.8836	02/21/2024
Purchase of Common Stock	17,750	8.9107	02/21/2024
Purchase of Common Stock	17,928	8.7480	02/21/2024
Purchase of Common Stock	28,222	8.7575	02/21/2024
Purchase of Common Stock	121,918	9.0833	02/21/2024
Purchase of Common Stock	66,138	9.1970	02/21/2024
Purchase of Common Stock	23,905	9.2956	02/21/2024
Purchase of Common Stock	159,369	9.0083	02/21/2024

CUSIP No. 01626W101

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Common Stock	110,000	8.1800	01/02/2024
Purchase of Common Stock	2,577	8.2350	01/04/2024
Purchase of Common Stock	6,333	8.2194	01/04/2024
Purchase of Common Stock	4,125	8.2985	01/04/2024
Purchase of Common Stock	55,000	8.7490	01/05/2024
Purchase of Common Stock	5,549	8.7500	01/05/2024
Purchase of Common Stock	5	8.7600	01/05/2024
Purchase of Common Stock	27,500	8.6363	01/05/2024
Purchase of Common Stock	22,000	8.8198	01/08/2024
Purchase of Common Stock	82,500	8.4600	01/08/2024
Purchase of Common Stock	19,250	8.6468	01/09/2024
Purchase of Common Stock	27,500	8.6643	01/09/2024
Purchase of Common Stock	13,750	8.6000	01/10/2024
Purchase of Common Stock	3,409	8.5968	01/10/2024
Purchase of Common Stock	2,447	8.6008	01/10/2024
Purchase of Common Stock	29	8.7400	01/10/2024
Purchase of Common Stock	27,500	8.5988	01/10/2024
Purchase of Common Stock	27,500	8.5083	01/11/2024
Purchase of Common Stock	19,855	8.3786	01/12/2024
Purchase of Common Stock	110,000	8.3500	01/12/2024
Sale of Common Stock	(27,500)	8.2010	01/16/2024
Sale of Common Stock	(27,500)	8.1962	01/16/2024
Sale of Common Stock	(27,500)	8.1951	01/16/2024
Sale of Common Stock	(27,500)	8.1981	01/16/2024
Purchase of Common Stock	13,750	8.2183	01/16/2024
Purchase of Common Stock	71,500	8.2200	01/16/2024
Purchase of Forward Contract	110,000	8.2011	01/16/2024
Sale of Common Stock	(27,500)	8.2232	01/17/2024
Sale of Common Stock	(27,500)	8.2222	01/17/2024
Sale of Common Stock	(27,500)	8.2206	01/17/2024
Sale of Common Stock	(27,500)	8.2227	01/17/2024
Purchase of Common Stock	8,250	8.2309	01/17/2024
Purchase of Common Stock	9,625	8.1939	01/17/2024
Purchase of Forward Contract	110,000	8.2251	01/17/2024
Sale of Common Stock	(27,500)	8.1523	01/18/2024
Sale of Common Stock	(27,500)	8.1503	01/18/2024
Sale of Common Stock	(27,500)	8.1526	01/18/2024
Sale of Common Stock	(27,500)	8.1444	01/18/2024
Purchase of Forward Contract	110,000	8.1556	01/18/2024
Purchase of Common Stock	55,000	8.7500	01/22/2024
Sale of Common Stock	(27,500)	9.0400	01/23/2024
Sale of Common Stock	(27,500)	9.0393	01/23/2024
Sale of Common Stock	(27,500)	9.0391	01/23/2024
Purchase of Common Stock	13,750	8.9985	01/23/2024
Purchase of Common Stock	11,000	9.0150	01/23/2024
Purchase of Forward Contract	82,500	9.0452	01/23/2024
Sale of Common Stock	(27,500)	9.0589	01/24/2024
Sale of Common Stock	(27,500)	9.0528	01/24/2024
Sale of Common Stock	(27,500)	9.0585	01/24/2024
Purchase of Common Stock	11,000	9.1081	01/24/2024
Purchase of Common Stock	16,500	9.0059	01/24/2024
Purchase of Forward Contract	82,500	9.0638	01/24/2024
Sale of Common Stock	(27,500)	9.0115	01/25/2024
Sale of Common Stock	(27,500)	9.0092	01/25/2024
Sale of Common Stock	(27,500)	9.0095	01/25/2024
Purchase of Forward Contract	82,500	9.0148	01/25/2024
Sale of Common Stock	(27,500)	9.0606	01/26/2024
Purchase of Common Stock	27,500	9.0532	01/26/2024
Purchase of Forward Contract	27,500	9.0642	01/26/2024
Sale of Common Stock	(27,500)	9.0029	01/29/2024
Sale of Common Stock	(27,500)	9.0021	01/29/2024
Sale of Common Stock	(27,500)	9.0018	01/29/2024
Purchase of Forward Contract	82,500	9.0080	01/29/2024
Sale of Common Stock	(54,999)	8.9895	01/31/2024
Sale of Common Stock	(27,500)	8.9884	01/31/2024
Purchase of Common Stock	1,059	9.0696	01/31/2024
Purchase of Common Stock	41	9.0600	01/31/2024
Purchase of Common Stock	38,500	8.9703	01/31/2024
Purchase of Common Stock	11,000	8.9300	01/31/2024
Purchase of Forward Contract	82,499	8.9936	01/31/2024
Sale of Common Stock	(27,500)	8.9585	02/01/2024
Sale of Common Stock	(27,500)	8.9569	02/01/2024
Sale of Common Stock	(27,500)	8.9594	02/01/2024
Purchase of Common Stock	11,000	8.9013	02/01/2024
Purchase of Forward Contract	82,500	8.9663	02/01/2024
Purchase of Common Stock	22,000	8.9913	02/05/2024
Purchase of Common Stock	916	8.9984	02/06/2024
Purchase of Common Stock	16,775	8.9994	02/07/2024
Purchase of Common Stock	19	9.0000	02/07/2024
Purchase of Common Stock	28	8.9729	02/08/2024
Purchase of Common Stock	5,877	9.2014	02/08/2024
Purchase of Common Stock	23,850	9.1822	02/08/2024
Sale of Common Stock	(49,500)	9.1180	02/08/2024
Purchase of Forward Contract	49,500	9.1244	02/08/2024
Purchase of Common Stock	55,000	9.2550	02/09/2024
Purchase of Common Stock	4,180	9.2243	02/09/2024
Purchase of Common Stock	863	9.4150	02/12/2024
Purchase of Common Stock	52,250	9.4617	02/12/2024
Purchase of Common Stock	16,462	9.4450	02/12/2024
Sale of Common Stock	(27,500)	9.4305	02/12/2024
Sale of Common Stock	(27,500)	9.4300	02/12/2024
Sale of Common Stock	(27,500)	9.4306	02/12/2024
Purchase of Forward Contract	82,500	9.4347	02/12/2024
Purchase of Common Stock	13,750	9.2500	02/13/2024
Purchase of Common Stock	110,000	9.3058	02/13/2024
Purchase of Common Stock	16,251	9.2636	02/13/2024
Purchase of Common Stock	29	9.3471	02/13/2024
Exercise of Forward Contract	591,635	8.2233	02/14/2024
Exercise of Forward Contract	654,499	9.1193	02/14/2024
Purchase of Common Stock	11,000	9.4598	02/14/2024
Purchase of Common Stock	27,500	9.4527	02/14/2024
Purchase of Common Stock	13,750	9.4491	02/14/2024
Purchase of Common Stock	55,000	9.5910	02/16/2024
Purchase of Common Stock	13,750	9.5978	02/16/2024
Purchase of Common Stock	3,170	9.6150	02/16/2024
Purchase of Common Stock	11,388	9.5618	02/16/2024
Purchase of Common Stock	13,750	9.5109	02/20/2024
Purchase of Common Stock	27,500	9.4886	02/20/2024
Purchase of Common Stock	11,000	9.5666	02/20/2024
Purchase of Common Stock	60,500	9.4457	02/20/2024
Purchase of Common Stock	38,500	9.4756	02/20/2024
Purchase of Common Stock	51	9.4715	02/20/2024
Purchase of Common Stock	7,445	9.4755	02/20/2024
Purchase of Common Stock	31,240	9.5683	02/20/2024
Purchase of Common Stock	27,500	8.7416	02/21/2024
Purchase of Common Stock	13,750	8.7715	02/21/2024
Purchase of Common Stock	19,250	8.8836	02/21/2024
Purchase of Common Stock	13,750	8.9107	02/21/2024
Purchase of Common Stock	13,888	8.7480	02/21/2024
Purchase of Common Stock	21,862	8.7575	02/21/2024
Purchase of Common Stock	94,443	9.0833	02/21/2024
Purchase of Common Stock	51,234	9.1970	02/21/2024
Purchase of Common Stock	18,518	9.2956	02/21/2024
Purchase of Common Stock	123,455	9.0083	02/21/2024

CUSIP No. 01626W101

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Purchase of Common Stock	62,000	8.1800	01/02/2024
Purchase of Common Stock	1,452	8.2350	01/04/2024
Purchase of Common Stock	3,570	8.2194	01/04/2024
Purchase of Common Stock	2,325	8.2985	01/04/2024
Purchase of Common Stock	31,000	8.7490	01/05/2024
Purchase of Common Stock	3,128	8.7500	01/05/2024
Purchase of Common Stock	3	8.7600	01/05/2024
Purchase of Common Stock	15,500	8.6363	01/05/2024
Purchase of Common Stock	12,400	8.8198	01/08/2024
Purchase of Common Stock	46,500	8.4600	01/08/2024
Purchase of Common Stock	10,850	8.6468	01/09/2024
Purchase of Common Stock	15,500	8.6643	01/09/2024
Purchase of Common Stock	7,750	8.6000	01/10/2024
Purchase of Common Stock	1,921	8.5968	01/10/2024
Purchase of Common Stock	1,379	8.6008	01/10/2024
Purchase of Common Stock	16	8.7400	01/10/2024
Purchase of Common Stock	15,500	8.5988	01/10/2024
Purchase of Common Stock	15,500	8.5083	01/11/2024
Purchase of Common Stock	11,191	8.3786	01/12/2024
Purchase of Common Stock	62,000	8.3500	01/12/2024
Sale of Common Stock	(15,500)	8.2010	01/16/2024
Sale of Common Stock	(15,500)	8.1962	01/16/2024
Sale of Common Stock	(15,500)	8.1951	01/16/2024
Sale of Common Stock	(15,500)	8.1981	01/16/2024
Purchase of Common Stock	7,750	8.2183	01/16/2024
Purchase of Common Stock	40,300	8.2200	01/16/2024
Purchase of Forward Contract	62,000	8.2011	01/16/2024
Sale of Common Stock	(15,500)	8.2232	01/17/2024
Sale of Common Stock	(15,500)	8.2222	01/17/2024
Sale of Common Stock	(15,500)	8.2206	01/17/2024
Sale of Common Stock	(15,500)	8.2227	01/17/2024
Purchase of Common Stock	4,650	8.2309	01/17/2024
Purchase of Common Stock	5,425	8.1939	01/17/2024
Purchase of Forward Contract	62,000	8.2251	01/17/2024
Sale of Common Stock	(15,500)	8.1523	01/18/2024
Sale of Common Stock	(15,500)	8.1503	01/18/2024
Sale of Common Stock	(15,500)	8.1526	01/18/2024
Sale of Common Stock	(15,500)	8.1444	01/18/2024
Purchase of Forward Contract	62,000	8.1556	01/18/2024
Purchase of Common Stock	31,000	8.7500	01/22/2024
Sale of Common Stock	(15,500)	9.0400	01/23/2024
Sale of Common Stock	(15,500)	9.0393	01/23/2024
Sale of Common Stock	(15,500)	9.0391	01/23/2024
Purchase of Common Stock	7,750	8.9985	01/23/2024
Purchase of Common Stock	6,200	9.0150	01/23/2024
Purchase of Forward Contract	46,500	9.0452	01/23/2024
Sale of Common Stock	(15,500)	9.0589	01/24/2024
Sale of Common Stock	(15,500)	9.0528	01/24/2024
Sale of Common Stock	(15,500)	9.0585	01/24/2024
Purchase of Common Stock	6,200	9.1081	01/24/2024
Purchase of Common Stock	9,300	9.0059	01/24/2024
Purchase of Forward Contract	46,500	9.0638	01/24/2024
Sale of Common Stock	(15,500)	9.0115	01/25/2024
Sale of Common Stock	(15,500)	9.0092	01/25/2024
Sale of Common Stock	(15,500)	9.0095	01/25/2024
Purchase of Forward Contract	46,500	9.0148	01/25/2024
Sale of Common Stock	(15,500)	9.0606	01/26/2024
Purchase of Common Stock	15,500	9.0532	01/26/2024
Purchase of Forward Contract	15,500	9.0642	01/26/2024
Sale of Common Stock	(15,500)	9.0029	01/29/2024
Sale of Common Stock	(15,500)	9.0021	01/29/2024
Sale of Common Stock	(15,500)	9.0018	01/29/2024
Purchase of Forward Contract	46,500	9.0080	01/29/2024
Sale of Common Stock	(30,999)	8.9895	01/31/2024
Sale of Common Stock	(15,500)	8.9884	01/31/2024
Purchase of Common Stock	596	9.0696	01/31/2024
Purchase of Common Stock	24	9.0600	01/31/2024
Purchase of Common Stock	21,700	8.9703	01/31/2024
Purchase of Common Stock	6,200	8.9300	01/31/2024
Purchase of Forward Contract	46,499	8.9936	01/31/2024
Sale of Common Stock	(15,500)	8.9585	02/01/2024
Sale of Common Stock	(15,500)	8.9569	02/01/2024
Sale of Common Stock	(15,500)	8.9594	02/01/2024
Purchase of Common Stock	6,200	8.9013	02/01/2024
Purchase of Forward Contract	46,500	8.9663	02/01/2024
Purchase of Common Stock	12,400	8.9913	02/05/2024
Purchase of Common Stock	517	8.9984	02/06/2024
Purchase of Common Stock	9,455	8.9994	02/07/2024
Purchase of Common Stock	10	9.0000	02/07/2024
Purchase of Common Stock	15	8.9729	02/08/2024
Purchase of Common Stock	3,313	9.2014	02/08/2024
Purchase of Common Stock	13,443	9.1822	02/08/2024
Sale of Common Stock	(27,900)	9.1180	02/08/2024
Purchase of Forward Contract	27,900	9.1244	02/08/2024
Purchase of Common Stock	31,000	9.2550	02/09/2024
Purchase of Common Stock	2,356	9.2243	02/09/2024
Purchase of Common Stock	487	9.4150	02/12/2024
Purchase of Common Stock	29,450	9.4617	02/12/2024
Purchase of Common Stock	9,278	9.4450	02/12/2024
Sale of Common Stock	(15,500)	9.4305	02/12/2024
Sale of Common Stock	(15,500)	9.4300	02/12/2024
Sale of Common Stock	(15,500)	9.4306	02/12/2024
Purchase of Forward Contract	46,500	9.4347	02/12/2024
Purchase of Common Stock	7,750	9.2500	02/13/2024
Purchase of Common Stock	62,000	9.3058	02/13/2024
Purchase of Common Stock	9,160	9.2636	02/13/2024
Purchase of Common Stock	16	9.3471	02/13/2024
Exercise of Forward Contract	328,210	8.2240	02/14/2024
Exercise of Forward Contract	368,899	9.1193	02/14/2024
Purchase of Common Stock	6,200	9.4598	02/14/2024
Purchase of Common Stock	15,500	9.4527	02/14/2024
Purchase of Common Stock	7,750	9.4491	02/14/2024
Purchase of Common Stock	31,000	9.5910	02/16/2024
Purchase of Common Stock	7,750	9.5978	02/16/2024
Purchase of Common Stock	1,787	9.6150	02/16/2024
Purchase of Common Stock	6,419	9.5618	02/16/2024
Purchase of Common Stock	7,750	9.5109	02/20/2024
Purchase of Common Stock	15,500	9.4886	02/20/2024
Purchase of Common Stock	6,200	9.5666	02/20/2024
Purchase of Common Stock	34,100	9.4457	02/20/2024
Purchase of Common Stock	21,700	9.4756	02/20/2024
Purchase of Common Stock	29	9.4715	02/20/2024
Purchase of Common Stock	4,197	9.4755	02/20/2024
Purchase of Common Stock	17,607	9.5683	02/20/2024
Purchase of Common Stock	15,500	8.7416	02/21/2024
Purchase of Common Stock	7,750	8.7715	02/21/2024
Purchase of Common Stock	10,850	8.8836	02/21/2024
Purchase of Common Stock	7,750	8.9107	02/21/2024
Purchase of Common Stock	7,827	8.7480	02/21/2024
Purchase of Common Stock	12,323	8.7575	02/21/2024
Purchase of Common Stock	53,231	9.0833	02/21/2024
Purchase of Common Stock	28,877	9.1970	02/21/2024
Purchase of Common Stock	10,438	9.2956	02/21/2024
Purchase of Common Stock	69,584	9.0083	02/21/2024

CUSIP No. 01626W101

STARBOARD X MASTER FUND LTD

Purchase of Common Stock	366,000	8.1800	01/02/2024
Purchase of Common Stock	8,573	8.2350	01/04/2024
Purchase of Common Stock	21,073	8.2194	01/04/2024
Purchase of Common Stock	13,725	8.2985	01/04/2024
Purchase of Common Stock	183,000	8.7490	01/05/2024
Purchase of Common Stock	18,465	8.7500	01/05/2024
Purchase of Common Stock	18	8.7600	01/05/2024
Purchase of Common Stock	91,500	8.6363	01/05/2024
Purchase of Common Stock	73,200	8.8198	01/08/2024
Purchase of Common Stock	274,500	8.4600	01/08/2024
Purchase of Common Stock	64,050	8.6468	01/09/2024
Purchase of Common Stock	91,500	8.6643	01/09/2024
Purchase of Common Stock	45,750	8.6000	01/10/2024
Purchase of Common Stock	11,342	8.5968	01/10/2024
Purchase of Common Stock	8,144	8.6008	01/10/2024
Purchase of Common Stock	96	8.7400	01/10/2024
Purchase of Common Stock	91,500	8.5988	01/10/2024
Purchase of Common Stock	91,500	8.5083	01/11/2024
Purchase of Common Stock	66,063	8.3786	01/12/2024
Purchase of Common Stock	366,000	8.3500	01/12/2024
Sale of Common Stock	(91,500)	8.2010	01/16/2024
Sale of Common Stock	(91,500)	8.1962	01/16/2024
Sale of Common Stock	(91,500)	8.1951	01/16/2024
Sale of Common Stock	(91,500)	8.1981	01/16/2024
Purchase of Common Stock	45,750	8.2183	01/16/2024
Purchase of Common Stock	237,900	8.2200	01/16/2024
Purchase of Forward Contract	366,000	8.2011	01/16/2024
Sale of Common Stock	(91,500)	8.2232	01/17/2024
Sale of Common Stock	(91,500)	8.2222	01/17/2024
Sale of Common Stock	(91,500)	8.2206	01/17/2024
Sale of Common Stock	(91,500)	8.2227	01/17/2024
Purchase of Common Stock	27,450	8.2309	01/17/2024
Purchase of Common Stock	32,025	8.1939	01/17/2024
Purchase of Forward Contract	366,000	8.2251	01/17/2024
Sale of Common Stock	(91,500)	8.1523	01/18/2024
Sale of Common Stock	(91,500)	8.1503	01/18/2024
Sale of Common Stock	(91,500)	8.1526	01/18/2024
Sale of Common Stock	(91,500)	8.1444	01/18/2024
Purchase of Forward Contract	366,000	8.1556	01/18/2024
Purchase of Common Stock	183,000	8.7500	01/22/2024
Sale of Common Stock	(91,500)	9.0400	01/23/2024
Sale of Common Stock	(91,500)	9.0393	01/23/2024
Sale of Common Stock	(91,500)	9.0391	01/23/2024
Purchase of Common Stock	45,750	8.9985	01/23/2024
Purchase of Common Stock	36,600	9.0150	01/23/2024
Purchase of Forward Contract	274,500	9.0452	01/23/2024
Sale of Common Stock	(91,500)	9.0589	01/24/2024
Sale of Common Stock	(91,500)	9.0528	01/24/2024
Sale of Common Stock	(91,500)	9.0585	01/24/2024
Purchase of Common Stock	36,600	9.1081	01/24/2024
Purchase of Common Stock	54,900	9.0059	01/24/2024
Purchase of Forward Contract	274,500	9.0638	01/24/2024
Sale of Common Stock	(91,500)	9.0115	01/25/2024
Sale of Common Stock	(91,500)	9.0092	01/25/2024
Sale of Common Stock	(91,500)	9.0095	01/25/2024
Purchase of Forward Contract	274,500	9.0148	01/25/2024
Sale of Common Stock	(91,500)	9.0606	01/26/2024
Purchase of Common Stock	91,500	9.0532	01/26/2024
Purchase of Forward Contract	91,500	9.0642	01/26/2024
Sale of Common Stock	(91,500)	9.0029	01/29/2024
Sale of Common Stock	(91,500)	9.0021	01/29/2024
Sale of Common Stock	(91,500)	9.0018	01/29/2024
Purchase of Forward Contract	274,500	9.0080	01/29/2024
Sale of Common Stock	(183,001)	8.9895	01/31/2024
Sale of Common Stock	(91,500)	8.9884	01/31/2024
Purchase of Common Stock	3,523	9.0696	01/31/2024
Purchase of Common Stock	137	9.0600	01/31/2024
Purchase of Common Stock	128,100	8.9703	01/31/2024
Purchase of Common Stock	36,600	8.9300	01/31/2024
Purchase of Forward Contract	274,501	8.9936	01/31/2024
Sale of Common Stock	(91,500)	8.9585	02/01/2024
Sale of Common Stock	(91,500)	8.9569	02/01/2024
Sale of Common Stock	(91,500)	8.9594	02/01/2024
Purchase of Common Stock	36,200	8.9013	02/01/2024
Purchase of Forward Contract	274,500	8.9663	02/01/2024
Purchase of Common Stock	72,400	8.9913	02/05/2024
Purchase of Common Stock	3,015	8.9984	02/06/2024
Purchase of Common Stock	55,205	8.9994	02/07/2024
Purchase of Common Stock	62	9.0000	02/07/2024
Purchase of Common Stock	91	8.9729	02/08/2024
Purchase of Common Stock	19,341	9.2014	02/08/2024
Purchase of Common Stock	78,489	9.1822	02/08/2024
Sale of Common Stock	(162,994)	9.1180	02/08/2024
Purchase of Forward Contract	162,994	9.1244	02/08/2024
Purchase of Common Stock	181,000	9.2550	02/09/2024
Purchase of Common Stock	13,756	9.2243	02/09/2024
Purchase of Common Stock	2,842	9.4150	02/12/2024
Purchase of Common Stock	171,950	9.4617	02/12/2024
Purchase of Common Stock	54,173	9.4450	02/12/2024
Sale of Common Stock	(90,502)	9.4305	02/12/2024
Sale of Common Stock	(90,502)	9.4300	02/12/2024
Sale of Common Stock	(90,503)	9.4306	02/12/2024
Purchase of Forward Contract	271,507	9.4347	02/12/2024
Purchase of Common Stock	45,250	9.2500	02/13/2024
Purchase of Common Stock	362,000	9.3058	02/13/2024
Purchase of Common Stock	53,480	9.2636	02/13/2024
Purchase of Common Stock	96	9.3471	02/13/2024
Exercise of Forward Contract	1,879,905	8.2251	02/14/2024
Exercise of Forward Contract	2,173,002	9.1189	02/14/2024
Purchase of Common Stock	36,200	9.4598	02/14/2024
Purchase of Common Stock	90,500	9.4527	02/14/2024
Purchase of Common Stock	45,250	9.4491	02/14/2024
Purchase of Common Stock	181,000	9.5910	02/16/2024
Purchase of Common Stock	45,250	9.5978	02/16/2024
Purchase of Common Stock	10,433	9.6150	02/16/2024
Purchase of Common Stock	37,478	9.5618	02/16/2024
Purchase of Common Stock	45,250	9.5109	02/20/2024
Purchase of Common Stock	90,500	9.4886	02/20/2024
Purchase of Common Stock	36,200	9.5666	02/20/2024
Purchase of Common Stock	199,100	9.4457	02/20/2024
Purchase of Common Stock	126,700	9.4756	02/20/2024
Purchase of Common Stock	168	9.4715	02/20/2024
Purchase of Common Stock	24,502	9.4755	02/20/2024
Purchase of Common Stock	102,808	9.5683	02/20/2024
Purchase of Common Stock	90,500	8.7416	02/21/2024
Purchase of Common Stock	45,250	8.7715	02/21/2024
Purchase of Common Stock	63,350	8.8836	02/21/2024
Purchase of Common Stock	45,250	8.9107	02/21/2024
Purchase of Common Stock	45,702	8.7480	02/21/2024
Purchase of Common Stock	71,948	8.7575	02/21/2024
Purchase of Common Stock	310,803	9.0833	02/21/2024
Purchase of Common Stock	168,606	9.1970	02/21/2024
Purchase of Common Stock	60,942	9.2956	02/21/2024
Purchase of Common Stock	406,279	9.0083	02/21/2024

CUSIP No. 01626W101

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Purchase of Common Stock	214,000	8.1800	01/02/2024
Purchase of Common Stock	5,013	8.2350	01/04/2024
Purchase of Common Stock	12,321	8.2194	01/04/2024
Purchase of Common Stock	8,025	8.2985	01/04/2024
Purchase of Common Stock	107,000	8.7490	01/05/2024
Purchase of Common Stock	10,796	8.7500	01/05/2024
Purchase of Common Stock	11	8.7600	01/05/2024
Purchase of Common Stock	53,500	8.6363	01/05/2024
Purchase of Common Stock	42,800	8.8198	01/08/2024
Purchase of Common Stock	160,500	8.4600	01/08/2024
Purchase of Common Stock	37,450	8.6468	01/09/2024
Purchase of Common Stock	53,500	8.6643	01/09/2024
Purchase of Common Stock	26,750	8.6000	01/10/2024
Purchase of Common Stock	6,631	8.5968	01/10/2024
Purchase of Common Stock	4,762	8.6008	01/10/2024
Purchase of Common Stock	56	8.7400	01/10/2024
Purchase of Common Stock	53,500	8.5988	01/10/2024
Purchase of Common Stock	53,500	8.5083	01/11/2024
Purchase of Common Stock	38,627	8.3786	01/12/2024
Purchase of Common Stock	214,000	8.3500	01/12/2024
Sale of Common Stock	(53,500)	8.2010	01/16/2024
Sale of Common Stock	(53,500)	8.1962	01/16/2024
Sale of Common Stock	(53,500)	8.1951	01/16/2024
Sale of Common Stock	(53,500)	8.1981	01/16/2024
Purchase of Common Stock	26,750	8.2183	01/16/2024
Purchase of Common Stock	139,100	8.2200	01/16/2024
Purchase of Forward Contract	214,000	8.2011	01/16/2024
Sale of Common Stock	(53,500)	8.2232	01/17/2024
Sale of Common Stock	(53,500)	8.2222	01/17/2024
Sale of Common Stock	(53,500)	8.2206	01/17/2024
Sale of Common Stock	(53,500)	8.2227	01/17/2024
Purchase of Common Stock	16,050	8.2309	01/17/2024
Purchase of Common Stock	18,725	8.1939	01/17/2024
Purchase of Forward Contract	214,000	8.2251	01/17/2024
Sale of Common Stock	(53,500)	8.1523	01/18/2024
Sale of Common Stock	(53,500)	8.1503	01/18/2024
Sale of Common Stock	(53,500)	8.1526	01/18/2024
Sale of Common Stock	(53,500)	8.1444	01/18/2024
Purchase of Forward Contract	214,000	8.1556	01/18/2024
Purchase of Common Stock	107,000	8.7500	01/22/2024
Sale of Common Stock	(53,500)	9.0400	01/23/2024
Sale of Common Stock	(53,500)	9.0393	01/23/2024
Sale of Common Stock	(53,500)	9.0391	01/23/2024
Purchase of Common Stock	26,750	8.9985	01/23/2024
Purchase of Common Stock	21,400	9.0150	01/23/2024
Purchase of Forward Contract	160,500	9.0452	01/23/2024
Sale of Common Stock	(53,500)	9.0589	01/24/2024
Sale of Common Stock	(53,500)	9.0528	01/24/2024
Sale of Common Stock	(53,500)	9.0585	01/24/2024
Purchase of Common Stock	21,400	9.1081	01/24/2024
Purchase of Common Stock	32,100	9.0059	01/24/2024
Purchase of Forward Contract	160,500	9.0638	01/24/2024
Sale of Common Stock	(53,500)	9.0115	01/25/2024
Sale of Common Stock	(53,500)	9.0092	01/25/2024
Sale of Common Stock	(53,500)	9.0095	01/25/2024
Purchase of Forward Contract	160,500	9.0148	01/25/2024
Sale of Common Stock	(53,500)	9.0606	01/26/2024
Purchase of Common Stock	53,500	9.0532	01/26/2024
Purchase of Forward Contract	53,500	9.0642	01/26/2024
Sale of Common Stock	(53,500)	9.0029	01/29/2024
Sale of Common Stock	(53,500)	9.0021	01/29/2024
Sale of Common Stock	(53,500)	9.0018	01/29/2024
Purchase of Forward Contract	160,500	9.0080	01/29/2024
Sale of Common Stock	(107,000)	8.9895	01/31/2024
Sale of Common Stock	(53,500)	8.9884	01/31/2024
Purchase of Common Stock	2,060	9.0696	01/31/2024
Purchase of Common Stock	80	9.0600	01/31/2024
Purchase of Common Stock	74,900	8.9703	01/31/2024
Purchase of Common Stock	21,400	8.9300	01/31/2024
Purchase of Forward Contract	160,500	8.9936	01/31/2024
Sale of Common Stock	(53,500)	8.9585	02/01/2024
Sale of Common Stock	(53,500)	8.9569	02/01/2024
Sale of Common Stock	(53,500)	8.9594	02/01/2024
Purchase of Common Stock	21,200	8.9013	02/01/2024
Purchase of Forward Contract	160,500	8.9663	02/01/2024
Purchase of Common Stock	42,400	8.9913	02/05/2024
Purchase of Common Stock	1,766	8.9984	02/06/2024
Purchase of Common Stock	32,330	8.9994	02/07/2024
Purchase of Common Stock	36	9.0000	02/07/2024
Purchase of Common Stock	53	8.9729	02/08/2024
Purchase of Common Stock	11,327	9.2014	02/08/2024
Purchase of Common Stock	45,966	9.1822	02/08/2024
Sale of Common Stock	(95,447)	9.1180	02/08/2024
Purchase of Forward Contract	95,447	9.1244	02/08/2024
Purchase of Common Stock	106,000	9.2550	02/09/2024
Purchase of Common Stock	8,056	9.2243	02/09/2024
Purchase of Common Stock	1,664	9.4150	02/12/2024
Purchase of Common Stock	100,700	9.4617	02/12/2024
Purchase of Common Stock	31,726	9.4450	02/12/2024
Sale of Common Stock	(53,001)	9.4305	02/12/2024
Sale of Common Stock	(53,001)	9.4300	02/12/2024
Sale of Common Stock	(53,002)	9.4306	02/12/2024
Purchase of Forward Contract	159,004	9.4347	02/12/2024
Purchase of Common Stock	26,500	9.2500	02/13/2024
Purchase of Common Stock	212,000	9.3058	02/13/2024
Purchase of Common Stock	31,320	9.2636	02/13/2024
Purchase of Common Stock	56	9.3471	02/13/2024
Exercise of Forward Contract	1,130,971	9.2360	02/14/2024
Exercise of Forward Contract	1,270,951	9.1189	02/14/2024
Purchase of Common Stock	21,200	9.4598	02/14/2024
Purchase of Common Stock	53,000	9.4527	02/14/2024
Purchase of Common Stock	26,500	9.4491	02/14/2024
Purchase of Common Stock	106,000	9.5910	02/16/2024
Purchase of Common Stock	26,500	9.5978	02/16/2024
Purchase of Common Stock	6,110	9.6150	02/16/2024
Purchase of Common Stock	21,949	9.5618	02/16/2024
Purchase of Common Stock	26,500	9.5109	02/20/2024
Purchase of Common Stock	53,000	9.4886	02/20/2024
Purchase of Common Stock	21,200	9.5666	02/20/2024
Purchase of Common Stock	116,600	9.4457	02/20/2024
Purchase of Common Stock	74,200	9.4756	02/20/2024
Purchase of Common Stock	98	9.4715	02/20/2024
Purchase of Common Stock	14,349	9.4755	02/20/2024
Purchase of Common Stock	60,209	9.5683	02/20/2024
Purchase of Common Stock	53,000	8.7416	02/21/2024
Purchase of Common Stock	26,500	8.7715	02/21/2024
Purchase of Common Stock	37,100	8.8836	02/21/2024
Purchase of Common Stock	26,500	8.9107	02/21/2024
Purchase of Common Stock	26,765	8.7480	02/21/2024
Purchase of Common Stock	42,135	8.7575	02/21/2024
Purchase of Common Stock	182,018	9.0833	02/21/2024
Purchase of Common Stock	98,742	9.1970	02/21/2024
Purchase of Common Stock	35,689	9.2956	02/21/2024
Purchase of Common Stock	237,931	9.0083	02/21/2024

MATTHEW C. LEVIN

Purchase of Common Stock	2,635	9.4798	02/20/2024